Exhibit 12.1

Ruby Tuesday, Inc
Unaudited Computation of Ratio of Consolidated Earnings to Fixed Charges
(Dollar Amounts in Millions)

	39 Weeks Ended	Fiscal Year Ended
	March 3, 2009	June 3, 2008	June 5, 2007	June 6, 2006	May 31, 2005	June 1, 2004
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$(64.5)	$23.7	$132.4	$151.0	$154.9	$170.5
Add equity in losses (deduct equity in earnings) of equity interest	0.4	3.5	1.3	(0.9)	(2.7)	(5.9)
Distribution of earnings from equity investees	–	–	0.8	0.8	0.9	0.4
Less Capitalized interest	0.4	(0.2)	(1.0)	(1.8)	(1.8)	(1.5)
	(63.7)	27.0	133.5	149.1	151.3	163.5
Fixed charges:
Interest expense	28.3	33.6	23.9	18.0	10.4	9.9
Interest portion of rent expense	11.8	16.4	13.8	11.8	10.2	7.5
Debt issuance amortization	1.4	0.7	0.4	0.5	0.7	0.6
Total fixed charges	41.5	50.7	38.1	30.3	21.3	18.0

Adjusted earnings from continuing operations before income taxes available to cover fixed charges	$(22.2)	$77.7	$171.6	$179.4	$172.6	$181.5

Ratio of earnings to fixed charges*	N/A	1.53	4.50	5.92	8.10	10.08

Amount by which earnings were insufficient to cover fixed charges	63.7	N/A	N/A	N/A	N/A	N/A

*
We are presenting the ratio above pursuant to the requirements set forth in Item 503 of Regulation S-K.  The earnings and fixed charges in the above ratio are calculated using the definitions set forth by Regulation S-K.  These definitions differ from those that determine our covenants in our agreements with our lenders.